Ms. Julia Griffith	Sent via Edgar Filing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

December 29, 2021

Re:	Veloce Cap Fund 1 LP
Filed November 30, 2021
File No. 024-11689

Dear Ms. Griffith:

Per my telephonic conference meeting with Ms. Keri Reimer and Mr. Marc Mehrespand on December 20, 2021, we have updated the Offering Circular, as follows:

●	The Fund’s portfolio allocation has been categorized and specified under the “Lending Standards and Policies”; and

●	The risk factor section related to the Investment Company Act has been amended.

Very truly yours,

GERACI LAW FIRM

/s Tae Kim
Tae Kim t.kim@geracillp.com (949) 379-2600

*Admitted in Arizona and New Jersey ** Admitted in Massachusetts and Rhode Island only ***Admitted in New York